Exhibit 6.1

Execution Version

BLUE MARBLE ENERGY CORPORATION

CHIEF EXECUTIVE OFFICER
EMPLOYMENT SEVERANCE BENEFITS AGREEMENT

This CHIEF EXECUTIVE OFFICER EMPLOYMENT SEVERANCE BENEFITS AGREEMENT (this “Agreement”), dated as of January 22, 2015, (the “Effective Date”) is made and entered by and between Blue Marble Energy Corporation, a Washington corporation (the “Company”), and Colby A. Underwood (the “Executive”).

WITNESSETH:

WHEREAS, the Executive is currently employed as the Company’s Co-Chief Executive Officer, and Chief Business Officer and is expected to make major contributions to the short-term and long-term profitability, growth and financial strength of the Company;

WHEREAS, the Company has determined that appropriate arrangements should be taken to encourage the continued attention and dedication of the Executive to his assigned duties without distraction; and

WHEREAS, in consideration of the Executive’s continued employment with the Company, the Company desires to provide the Executive with certain compensation and benefits as set forth in this Agreement in order to ameliorate the financial and career impact on the Executive in the event the Executive’s employment with the Company is terminated for a reason related to, or unrelated to, a Change in Control (as defined below) of the Company.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth and intending to be legally bound hereby, the Company and the Executive agree as follows:

1. Certain Defined Terms. In addition to terms defined elsewhere herein, the following terms have the following meanings when used in this Agreement with initial capital letters:

(a)                “Annual Base Salary” means the Executive’s annual base salary rate, exclusive of bonuses, commissions and other incentive pay, as in effect immediately preceding Executive’s Termination Date. As of the Effective Date, Executive’s annual base salary is $180,000.00.

(b)               “Board” means the Board of Directors of the Company.

(c)                “Cause” means termination of the Executive, by valid action of the Board, resulting from any of the following conduct of the Executive:

(i)            an intentional tort (excluding any tort relating to a motor vehicle) which causes, or could reasonably be expected to cause, material loss, damage or injury to the property or reputation of the Company or its subsidiaries;

Execution Version

(ii)          any intentional, material act of fraud or dishonesty or criminal act against the Company;

(iii)        the commission of a felony that results, or could reasonably be expected to result, in material harm to the Company’s business or to the reputation of the Company or Executive;

(iv)        habitual neglect of Executive’s reasonable duties (for a reason other than illness or Disability) which is not cured within thirty (30) days after written notice thereof by the Board to the Executive;

(v)          Executive’s noncompliance with material policies of the Company or its subsidiaries (of which the Board notifies the Executive in writing shall apply), and which causes, or could reasonably be expected to cause, material loss, damage or injury to the property or reputation of the Company or its subsidiaries which is not cured within thirty (30) days after written notice thereof by the Board to the Executive; or

(vi)        any material breach of the Executive’s ongoing obligation (A) not to disclose confidential information and (B) not to assign intellectual property developed during employment which, in the case of clause (B), if capable of being cured, is not cured within ten (10) days after written notice thereof by the Board to the Executive.

(d)        “Change in Control” means:

(i)              consummation of any merger or consolidation of the Company in which the Company is not the continuing or surviving corporation, or pursuant to which shares of the common stock of the Company are converted into cash, securities or other property, if following such merger or consolidation the holders of the Company’s outstanding voting securities immediately prior to such merger or consolidation own less than 50% of the outstanding voting securities of the surviving corporation;

(ii)            consummation of any sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of the Company’s assets other than a transfer of the Company’s assets to a majority owned subsidiary corporation of the Company;

(iii)          approval, by the holders of the common stock of the Company, of any plan or proposal for the liquidation or dissolution of the Company;

(iv)          the acquisition by a person (as defined in Section 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as in effect as of the date hereof) of a majority of the Company’s outstanding voting securities (whether directly or indirectly, beneficially or of record) in a transaction or series of related transactions. Ownership of voting securities shall take into account and shall include ownership as determined by applying Rule 13d 3(d)(1)(i) (as in effect on the date of adoption of the Plan) under the Exchange Act;

Execution Version

(v)            individuals who, as of the date of the signing of this Agreement, constitute the Board of Directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of such Board; provided that any individual who becomes a director of the Company subsequent to the date of the signing of this Agreement, whose election, or nomination for election by the Company stockholders, was approved by the vote of at least a majority of the directors then in office shall be deemed a member of the Incumbent Board.

(e)                “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(f)                “Disability” means (i) the Executive has been incapacitated by bodily injury, illness or disease so as to be prevented thereby from engaging in the performance of the essential functions of the Executive’s duties (provided, however, that the Company will adhere to its obligations to provide reasonable accommodation and/or Family and Medical Leave Act (FMLA) leave to the extent required by applicable law); and (ii) such total incapacity shall have continued for a period of six (6) consecutive months.

(g)               “Good Reason” means, with respect to voluntary resignation of the Executive’s employment, such voluntary resignation arises from and relates to any of the following events occurring after the Effective Date, and such resignation occurs within six (6) months of the applicable event taking effect:

(i)              a material diminution in the Executive’s base compensation or target bonus below the amount as of the date of this Agreement or as increased during the course of his employment with the Company, excluding one or more reductions (totaling no more than twenty percent (20%) in the aggregate) generally applicable to all senior executives provided, however, that such exclusion shall not apply if the material diminution in the Executive’s base compensation occurs within (A) sixty (60) days prior to the consummation of a Change in Control where such Change in Control was under consideration at the time of Executive’s Termination Date or (B) twelve (12) months after the date upon which such a Change in Control is consummated;

(ii)            material reduction of the Executive’s duties, position or responsibilities, or the removal of the Executive from such position and responsibilities, either of which results in a material diminution of Executive’s authority, duties or responsibilities, unless Executive is provided with a comparable position (i.e., a position of equal or greater organizational level, duties, authority, compensation and status); provided, however, the following will not constitute “Good Reason”: (A) a reduction in duties, position or responsibilities solely by virtue of the Company being acquired and made part of a larger entity (as, for example, when the Chief Executive Officer of the Company remains as such following a Change of Control but is not made the Chief Executive Officer of the acquiring corporation); or (B) a reduction in duties, position or responsibilities, or a removal of the Executive from such position or responsibilities, when the Company had Cause to do so;

Execution Version

(iii)          a requirement that the Executive report to a corporate officer or employee of the Company instead of reporting directly to the Board (or if the Company has a parent corporation, a requirement that the Executive report to any individual or entity other than the board of the ultimate parent corporation of the Company; provided, however, this clause (iii) shall not apply in a Change in Control where (A) the Company sells all or substantially all of its assets, the Executive becomes employed by the person or entity acquiring such assets, and the person or entity acquiring such assets assumes the obligations of Company under this Agreement, in whole or in part, or (B) the Company merges with another unaffiliated entity, the Executive becomes employed by such entity, and such entity assumes the obligations of Company under this Agreement, in whole or in part;

(iv)          a material diminution in the budget over which the Executive retains authority;

(v)            a change in the geographic location at which the Executive must perform services of more than thirty (30) miles; or

(vi)          any action or inaction that constitutes a material breach by the Company of this Agreement;

provided, however, that for the Executive to be able to terminate his employment with the Company on account of Good Reason, he must provide notice of the occurrence of the event constituting Good Reason and his desire to terminate his employment with the Company on account of such event within ninety (90) days following the initial existence of the condition constituting Good Reason, and the Company must have a period of thirty (30) days following receipt of such notice to cure the condition. If the Company does not cure the event constituting Good Reason within such thirty (30) day period, the Executive’s Termination Date shall be the day immediately following the end of such thirty (30) day period, unless the Company provides for an earlier Termination Date.

Execution Version

(h)               “Plan” means the Company’s 2007 Incentive Stock Plan, as amended, restated, supplemented or replaced from time to time.

(i)               “Target Bonus” means the target payout (i.e., at one hundred percent (100%) achievement of each of the applicable metric(s) in effect from time to time) under the Company’s Executive Annual Incentive Plan in effect for the Executive as of the Termination Date. As of the Effective Date, the Company’s Executive Annual Incentive Plan is inactive.

(j)               “Termination Date” means the last day of Executive’s employment with the Company.

(k)               “Termination of Employment” means the termination of Executive’s employment relationship with the Company.

2. Termination Unrelated to a Change in Control.

(a)                Involuntary Termination Unrelated to a Change in Control. In the event of: (i) an involuntary termination of Executive’s employment by the Company for any reason other than Cause, death, Disability, or (ii) Executive’s resignation for Good Reason, and if Section 3 does not apply, Executive shall be entitled to the benefits provided in subsection (b) of this Section 2.

(b)               Compensation Upon Termination Unrelated to a Change in Control. Subject to the provisions of Section 5 hereof, in the event a termination described in subsection (a) of this Section 2 occurs, the Company shall provide Executive with the following, and, other than with respect to subsection (viii) below, provided that Executive executes and does not revoke the Release (as defined in and in accordance with Section 5) within the timeframe set forth herein:

(i)        1.5 times the sum of Executive’s Annual Base Salary and Target Bonus, paid in a single lump sum cash payment on the sixtieth (60th) day following Executive’s Termination Date (subject to any delay as may be required below). For purposes of this subsection (i), Annual Base Salary will mean the greater between: Executive’s annual base salary immediately prior to (A) Executive’s Termination Date, or (B) any reduction of Executive’s base salary described in the first clause of subsection (i) in the definition of Good Reason. For purposes of this subsection (i), Target Bonus will mean the greater between: Executive’s target bonus immediately prior to (A) Executive’s Termination Date, or (B) any reduction of Executive’s target bonus described in the first clause of subsection (i) in the definition of Good Reason.

Execution Version

(ii)            For a period of up to eighteen (18) months following Executive’s Termination Date, Executive (and, if applicable under the Company’s then-current plan documents, Executive’s spouse and eligible dependents) will continue to be eligible to receive medical coverage under the Company’s plans in accordance with the terms of the applicable plan documents and COBRA, which premiums will be reimbursed by the Company; provided, that in order to receive such continued coverage at such rates, (i) Executive must elect continuation coverage under COBRA within the time period prescribed pursuant to COBRA and (ii) Executive will be required to pay the applicable premiums to the plan provider, and the Company will reimburse the Executive, within thirty (30) days following the date such monthly premium payment is due, an amount equal to the monthly COBRA premium payment, less applicable tax withholdings required to continue Executive’s (and Executive’s spouse and eligible dependents, if applicable) medical coverage as in existence at the time of the Termination Date. Notwithstanding the foregoing, if Executive obtains full-time employment during this eighteen (18) month period that entitles him and his spouse and eligible dependents to comprehensive medical coverage, Executive must notify the Company and no further reimbursements will be paid by the Company to the Executive pursuant to this subsection. In addition, if Executive does not pay the applicable monthly COBRA premium for a particular month at any time during the eighteen (18) month period and coverage is lost as a result, no further reimbursements will be paid by the Company to the Executive pursuant to this subsection. Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA reimbursement benefits without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to Executive a taxable lump-sum payment in an amount equal to the monthly (or then remaining) COBRA premium that Executive would be required to pay to continue his group health coverage in effect on the Termination Date (which amount shall be based on the premium for the first month of COBRA coverage), and payable on the sixtieth (60th) day following Executive’s termination of employment (subject to any delay as may be required below).

(iii)          With respect to any outstanding Company stock options held by the Executive as of his Termination Date that are not vested and exercisable as of such date, the Company shall accelerate the vesting and exercisability of that portion of the Executive’s stock options, if any, which would have vested and become exercisable within the forty-eight (48) month period after the Executive’s Termination Date. Except as provided in this Section 2(b)(iii) and in Section 3(b)(iii) below, any portion of Executive’s outstanding stock options that are not vested and exercisable as of Executive’s Termination Date shall terminate.

Execution Version

(iv)          [Reserved].

(v)            [Reserved].

(vi)          [Reserved].

(vii)        [Reserved].

(viii)      Executive shall receive any amounts earned, accrued or owing but not yet paid to Executive as of his Termination Date, payable in a lump sum, and any benefits accrued or earned in accordance with the terms of any applicable benefit plans and programs of the Company.

3. Termination Related to a Change in Control.

(a)                Involuntary Termination Relating to a Change in Control. In the event Executive’s employment is terminated on account of (i) an involuntary termination by the Company for any reason other than Cause, death or Disability, or (ii) the Executive voluntarily terminates employment with the Company on account of a resignation for Good Reason, in either case, that occurs (x) at the same time as, or within the twelve (12) month period following, the consummation of a Change in Control or (y) within the sixty (60) day period prior to the date of a Change in Control where the Change in Control was under consideration at the time of Executive’s Termination Date, then Executive shall be entitled to the benefits provided in subsection (b) of this Section 3.

(b)               Compensation Upon Involuntary Termination Relating to a Change in Control. Subject to the provisions of Section 5 hereof, in the event a termination described in subsection (a) of this Section 3 occurs, the Company shall provide that the following be paid to the Executive after his Termination Date, and, other than with respect to subsection (viii) below, provided that Executive executes and does not revoke the Release within the timeframe set forth herein:

(i)        2.0 times the sum of Annual Base Salary and Target Bonus, paid in a single lump sum cash payment on the sixtieth (60th) day following Executive’s Termination Date (subject to any delay as may be required under Section 13 below). Notwithstanding the foregoing, to the extent Executive is entitled to receive the severance benefit payable pursuant to Section 2(b)(i) as a result of a qualifying termination prior to a Change in Control and then becomes entitled to receive the severance benefit payable pursuant to this Section 3 as a result of the Change in Control that was considered at the time of Executive’s Termination Date becoming consummated within sixty (60) days following Executive’s Termination Date, Executive shall not receive the severance benefit payable pursuant to Section 2(b)(i) of this Agreement, but instead shall receive the severance benefit payable pursuant to this Section 3(b)(i) on the sixtieth (60th) day following Executive’s Termination Date (subject to any delay as may be required under Section 13 below). For purposes of this subsection (i), Annual Base Salary will mean the greatest among the following: Executive’s annual base salary immediately prior to (A) Executive’s Termination Date, (B) any reduction of Executive’s base salary described in the first clause of subsection (i) in the definition of Good Reason, or (C) immediately prior to the Change in Control. For purposes of this subsection (i), Target Bonus will mean the greatest among the following: Executive’s target bonus (A) immediately prior to Executive’s Termination Date, (B) immediately prior to any reduction of Executive’s target bonus described in the first clause of subsection (i) in the definition of Good Reason, (C) immediately prior to the Change in Control, or (D) for the fiscal year preceding the year in which the Change in Control.

Execution Version

(ii)        For a period of up to twenty-four (24) months following Executive’s Termination Date, Executive (and, if applicable under the Company’s then-current plan documents, Executive’s spouse and eligible dependents) will continue to be eligible to receive medical coverage under the Company’s medical plans in accordance with the terms of the applicable plan documents and COBRA, which premiums will be reimbursed by the Company; provided, that in order to receive such continued coverage at such rates, (i) Executive must elect continuation coverage under COBRA within the time period prescribed pursuant to COBRA and (ii) Executive will be required to pay the applicable premiums to the plan provider, and the Company will reimburse the Executive, within thirty (30) days following the date such monthly premium payment is due, an amount equal to the monthly COBRA premium payment, less applicable tax withholdings required to continue Executive’s (and Executive’s spouse and eligible dependents, if applicable) medical coverage as in existence at the time of the Termination Date. Notwithstanding the foregoing, if Executive obtains full-time employment during this twenty-four (24) month period that entitles him and his spouse and eligible dependents to comprehensive medical coverage, Executive must notify the Company and no further reimbursements will be paid by the Company to the Executive pursuant to this subsection. In addition, if Executive does not pay the applicable monthly COBRA (or other) premium for a particular month at any time during the twenty-four (24) month period and coverage is lost as a result, no further reimbursements will be paid by the Company to the Executive pursuant to this subsection. Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA reimbursement benefits without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to Executive a taxable lump-sum payment in an amount equal to the monthly (or then remaining) COBRA premium that Executive would be required to pay to continue his group health coverage in effect on the Termination Date (which amount shall be based on the premium for the first month of COBRA coverage), and payable on the sixtieth (60th) day following Executive’s termination of employment (subject to any delay as may be required under Section 13 below). Notwithstanding the foregoing, to the extent Executive is entitled to receive the severance benefit provided pursuant to Section 2(b)(ii) of the Agreement as a result of a qualifying termination prior to a Change in Control, if Executive becomes entitled to receive the severance benefits payable pursuant to this Section 3 as a result of the Change in Control that was considered at the time of Executive’s Termination Date becoming consummated within sixty (60) days following Executive’s Termination Date, Executive shall be entitled to receive the severance benefit provided pursuant to this clause (ii) and not the benefit provided pursuant to Section 2(b)(ii).

Execution Version

(iii)       With respect to any outstanding Company stock options held by the Executive as of his Termination Date, the Company shall fully accelerate the vesting and exercisability of such stock options, so that all such stock options shall be fully vested and exercisable as of Executive’s Termination Date. Notwithstanding the foregoing, to the extent Executive is entitled to receive the vesting and exercisability acceleration provided pursuant to Section 2(b)(iii) of the Agreement as a result of a qualifying termination prior to a Change in Control, if Executive becomes entitled to receive the severance benefits payable pursuant to this Section 3 as a result of the Change in Control that was considered at the time of Executive’s Termination Date becoming consummated within sixty (60) days following Executive’s Termination Date, any outstanding stock options that did not become vested and exercisable pursuant to Section 2(b)(iii) shall become vested and exercisable as of the date of the Change in Control; provided, however, if a Change in Control does not occur within sixty (60) days following Executive’s Termination Date, any stock options held by Executive that are not vested and exercisable shall terminate as of the sixtieth (60th) day following Executive’s Termination Date or the end of the term, if earlier.

(iv)       [Reserved].

(v)       [Reserved].

Execution Version

(vi)       [Reserved].

(vii)       Executive shall receive any amounts earned, accrued or owing but not yet paid to Executive as of his Termination Date, payable in a lump sum, and any benefits accrued or earned in accordance with the terms of any applicable benefit plans and programs of the Company.

4. Termination of Employment on Account of Disability, Death, Cause or Voluntarily Without Good Reason.

(a)        Termination on Account of Disability. Notwithstanding anything in this Agreement to the contrary, if Executive’s employment terminates on account of Disability, Executive shall be entitled to receive disability benefits under any disability program maintained by the Company that covers Executive provided that Executive qualifies for such program or benefits, and Executive shall not receive benefits pursuant to Sections 2 and 3 hereof, except that, subject to the provisions of Section 5 hereof, the Executive shall be entitled to the following benefits, and provided that Executive executes and does not revoke the Release within the timeframe set forth herein:

(i)        For a period of up to eighteen (18) months following Executive’s Termination Date, Executive (and, if applicable under the Company’s then-current plan documents, Executive’s spouse and eligible dependents) will continue to be eligible to receive medical coverage under the Company’s medical plans in accordance with the terms of the applicable plan documents and COBRA, which premiums will be reimbursed by the Company; provided, that in order to receive such continued coverage at such rates, (i) Executive must elect continuation coverage under COBRA within the time period prescribed pursuant to COBRA and (ii) Executive will be required to pay the applicable premiums to the plan provider, and the Company will reimburse the Executive, within thirty (30) days following the date such monthly premium payment is due, an amount equal to the monthly COBRA premium payment, less applicable tax withholdings required to continue Executive’s (and Executive’s spouse and eligible dependents, if applicable) medical coverage as in existence at the time of the Termination Date. Notwithstanding the foregoing, if Executive obtains full-time employment during this eighteen (18) month period that entitles him and his spouse and eligible dependents to comprehensive medical coverage, Executive must notify the Company and no further reimbursements will be paid by the Company to the Executive pursuant to this subsection. In addition, if Executive does not pay the applicable monthly COBRA premium for a particular month at any time during the eighteen (18) month period and coverage is lost as a result, no further reimbursements will be paid by the Company to the Executive pursuant to this subsection. Notwithstanding the above, if the Company determines in its sole discretion that it cannot provide the foregoing COBRA benefits without potentially violating applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof provide to Executive a taxable lump-sum payment in an amount equal to the monthly (or then remaining) COBRA premium that Executive would be required to pay to continue his group health coverage in effect on the Termination Date (which amount shall be based on the premium for the first month of COBRA coverage), and payable on the sixtieth (60th) day following Executive’s termination of employment (subject to any delay as may be required below).

Execution Version

(ii)         With respect to any outstanding Company stock options held by the Executive as of his Termination Date that are not vested and exercisable as of such date, the Company shall fully accelerate the vesting and exercisability of such stock options, so that all such stock options shall be fully vested and become exercisable as of the Executive’s Termination Date.

(iii)       [Reserved].

(iv)       [Reserved].

(v)       [Reserved].

(vi)       Neither the Company nor any disability or death benefits insurer providing benefits pursuant to this part shall be entitled to any offset of those benefits due under this part as a result of the Executive having, possessing, or securing additional disability or death benefits insurance from any other source.

(b)        Termination on Account of Death. Notwithstanding anything in this Agreement to the contrary, if Executive’s employment terminates on account of death, Executive shall be entitled to receive death benefits under any death benefit program maintained by the Company that covers Executive, and Executive not receive benefits pursuant to Sections 2 and 3 hereof, except that, subject to the provisions of Section 5 hereof, the Executive shall be entitled to the following benefits, and provided that Executive’s estate executes and does not revoke the Release within the timeframe set forth herein:

(i)            With respect to any outstanding Company stock options held by the Executive as of his death that are not vested and exercisable as of such date, the Company shall fully accelerate the vesting and exercisability of such stock options, so that all such stock options shall be fully vested and become exercisable as of the Executive’s death.

Execution Version

(ii)          [Reserved].

(iii)        [Reserved].

(iv)        [Reserved].

(v)        [Reserved].

(vi)       Neither the Company nor any disability or death benefits insurer providing benefits pursuant to this part shall be entitled to any offset of those benefits due under this part as a result of the Executive having, possessing, or securing additional disability or death benefits insurance from any other source.

(c)                Termination on Account of Cause. Notwithstanding anything in this Agreement to the contrary, if Executive’s employment terminates by the Company on account of Cause, Executive shall not receive benefits pursuant to Sections 2, 3, and 4 hereof. If Executive’s employment is terminated by the Company due to Cause, Executive shall receive any amounts earned, accrued or owing but not yet paid to Executive as of his Termination Date, payable in a lump sum, and any benefits accrued or earned in accordance with the terms of any applicable benefit plans and programs of the Company.

(d)               Termination on Account of Voluntary Resignation Without Good Reason. Notwithstanding anything in this Agreement to the contrary, if Executive’s employment terminates on account of a resignation by Executive for no reason or any reason other than on account of Good Reason, Executive shall not receive benefits pursuant to Sections 2, 3 and 4 hereof. If Executive’s resigns his employment without Good Reason, Executive shall receive any amounts earned, accrued or owing but not yet paid to Executive as of his Termination Date, payable in a lump sum, and any benefits accrued or earned in accordance with the terms of any applicable benefit plans and programs of the Company.

5.    Release. Notwithstanding the foregoing, no payments or other benefits pursuant to Sections 2, 3, or 4 of this Agreement shall be made unless Executive executes on or after Executive’s Termination Date, and does not thereafter revoke, the Company’s standard written release, substantially in the form as attached hereto as Annex A, (the “Release”), serving to release, to the greatest extent permitted by applicable law, any and all claims against the Company and all related parties with respect to all matters arising out of Executive’s employment by the Company (other than entitlements under the terms of this Agreement or under any other plans or programs of the Company in which Executive participated and under which Executive has accrued or become entitled to a benefit) or a termination thereof and occurring or arising on or prior to the effective date of the Release, with such Release being effective not later than sixty (60) days following Executive’s Termination Date (the “Release Deadline”). If the Release does not become effective and irrevocable by the Release Deadline, Executive will forfeit any rights to severance or benefits under this Agreement. In no event will severance payments or benefits be paid or provided until the Release becomes effective and irrevocable.

Execution Version

6.    No Mitigation Obligation. Executive shall not be required to mitigate the amount of any payment or benefit provided for in this Agreement by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for herein be reduced by any compensation earned by other employment or otherwise.

7.    Employment Rights. Nothing expressed or implied in this Agreement will create any right or duty on the part of the Company or the Executive to have the Executive remain in the employment of the Company or any subsidiary prior to or following any Change in Control.

8.    Tax Matters.

(a)        Withholding of Taxes. The Company may withhold from any amounts payable under this Agreement all federal, state, city or other taxes as the Company is required to withhold pursuant to any applicable law, regulation or ruling.

(b)        Parachute Excise Tax. In the event that any amounts payable under this Agreement or otherwise to Executive would (i) constitute “parachute payments” within the meaning of section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), or any comparable successor provisions and (ii) but for this Subsection (b) would be subject to the excise tax imposed by section 4999 of the Code or any comparable successor provisions (the “Excise Tax”), then such amounts payable to Executive hereunder shall be either:

(i)       Provided to Executive in full; or

(ii)       Provided to Executive to the maximum extent that would result in no portion of such benefits being subject to the Excise Tax; whichever of the foregoing amounts, when taking into account applicable federal, state, local and foreign income and employment taxes, the Excise Tax and any other applicable taxes, results in the receipt by Executive, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under the Excise Tax. Unless the Company and Executive otherwise agree in writing, any determination required under this Subsection (b) shall be made in writing in good faith by a nationally recognized accounting firm (the “Accountants”). In the event of a reduction in benefits hereunder, the reduction of the total payments shall apply as follows, unless otherwise agreed in writing and such agreement is in compliance with Section 409A: (i) any cash severance payments subject to Section 409A due under this Agreement shall be reduced, with the last such payment due first forfeited and reduced, and sequentially thereafter working from the next last payment, (ii) any cash severance payments not subject to Section 409A due under this Agreement shall be reduced, with the last such payment due first forfeited and reduced, and sequentially thereafter working from the next last payment; (iii) any acceleration of vesting of any equity subject to Section 409A shall remain as originally scheduled to vest, with the tranche that would vest last (without any such acceleration) first remaining as originally scheduled to vest; and (iv) any acceleration of vesting of any equity not subject to Section 409A shall remain as originally scheduled to vest, with the tranche that would vest last (without any such acceleration) first remaining as originally scheduled to vest. For purposes of making the calculations required by this Subsection (b), the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good-faith interpretations concerning the application of the Code and other applicable legal authority. The Company and Executive shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Subsection (b). The Company shall bear all costs that the Accountants may reasonably incur in connection with any calculations contemplated by this Subsection (b). If, notwithstanding any reduction described in this Subsection (b), the Internal Revenue Service (“IRS”) determines that Executive is liable for the Excise Tax as a result of the receipt of amounts payable under this Agreement or otherwise as described above, then Executive shall be obligated to pay back to the Company, within ninety (90) days after a final IRS determination or, in the event that Executive challenges the final IRS determination, a final judicial determination, a portion of such amounts equal to the Repayment Amount. The “Repayment Amount” with respect to the payment of benefits shall be the smallest such amount, if any, that is required to be paid to the Company so that Executive’s net after-tax proceeds with respect to any payment of benefits (after taking into account the payment of the Excise Tax and all other applicable taxes imposed on such payment) are maximized. The Repayment Amount with respect to the payment of benefits shall be zero if a Repayment Amount of more than zero would not result in Executive’s net after-tax proceeds with respect to the payment of such benefits being maximized. If the Excise Tax is not eliminated pursuant to this paragraph, Executive shall pay the Excise Tax. Notwithstanding any other provision of this Subsection (b), if (i) there is a reduction in the payment of benefits as described in this Subsection (b), (ii) the IRS later determines that Executive is liable for the Excise Tax, the payment of which would result in the maximization of Executive’s net after-tax proceeds (calculated as if Executive’s benefits had not previously been reduced), and (iii) Executive pays the Excise Tax, then the Company shall pay to Executive those benefits which were reduced pursuant to this Subsection (b) as soon as administratively possible after Executive pays the Excise Tax, so that Executive’s net after-tax proceeds with respect to the payment of benefits are maximized.

Execution Version

9.      No Severance if Corporate Insolvency. Notwithstanding anything to the contrary in this Agreement, in the event that, as of the Termination Date, (a) the Company is Insolvent, (b) the Company or a third party has filed a petition in bankruptcy, or filed a petition seeking reorganization, arrangement, composition or similar relief, and, in the case of a petition by a third party, such petition has not been dismissed by the Termination Date, (c) the Company has made a general assignment for the benefit of creditors, (d) the Company has taken material steps towards filing such a petition or making such a general assignment, or (e) if the Company does not have sufficient cash or other assets available to meet its liabilities, no benefits pursuant to Sections 2, 3 or 4 will be provided to Executive. For purposes of this Section 9, “Insolvent” means that, with respect to the Company: (i) the fair salable value of the Company’s consolidated assets (including goodwill minus disposition costs) does not exceed the fair value of the Company’s liabilities; or (ii) the Company is unable to pay its debts (including trade debts) as they mature in the ordinary course, without taking into account any forbearance and extensions relating thereto. To the greatest extent permitted by applicable law, (A) Executive acknowledges and agrees that the members of the Company’s board of directors shall have no personal liability for any amounts payable to the Executive under this Agreement, (B) the obligations of the Company under this Agreement are Company’s sole and exclusive obligations and shall not be construed as obligations of the directors of the Company in their personal capacities, and (C) Executive hereby covenants and agrees that it shall not bring any claim against any director of the Company in his or her personal capacity (any trustee, administrator or executor of the estates of any director) for any benefits payable by the Company under this Agreement.

10.  Term of Agreement. This Agreement shall continue in full force and effect until the third anniversary of the Effective Date (the “Initial Term”), and shall automatically renew for additional one (1) year renewal periods (each, a “Renewal Term”) if Executive is employed by the Company on the last day of the Initial Term and on each Renewal Term; provided, however, that within the sixty (60) day period prior to the expiration of the Initial Term or any Renewal Term, at its discretion, the Board may propose for consideration by Executive, such amendments to the Agreement as it deems appropriate. If Executive’s employment with the Company terminates during the Initial Term or a Renewal Term, this Agreement shall remain in effect until all of the obligations of the parties hereunder are satisfied or have expired.

11.  Successors and Binding Agreement.

(a)        The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise) to all or substantially all of the business or assets of the Company, by agreement in form and substance reasonably satisfactory to the Executive, expressly to assume and agree to perform this Agreement in the same manner and to the same extent the Company would be required to perform if no such succession had taken place. This Agreement will be binding upon and inure to the benefit of the Company and any successor to the Company, including without limitation any persons acquiring directly or indirectly all or substantially all of the business or assets of the Company whether by purchase, merger, consolidation, reorganization or otherwise (and such successor will thereafter be deemed the “Company” for the purposes of this Agreement), but will not otherwise be assignable, transferable or delegable by the Company.

Execution Version

(b)   This Agreement will inure to the benefit of and be enforceable by the Executive’s personal or legal representatives, executors, administrators, successors, heirs, distributees and legatees. This Agreement will supersede the provisions of any employment, severance or other agreement between the Executive and the Company that relate to any matter that is also the subject of this Agreement, and such provisions in such other agreements will be null and void.

(c)    This Agreement is personal in nature and neither of the parties hereto will, without the consent of the other, assign, transfer or delegate this Agreement or any rights or obligations hereunder except as expressly provided in Sections 11(a) and 11(b). Without limiting the generality or effect of the foregoing, the Executive’s right to receive payments hereunder will not be assignable, transferable or delegable, whether by pledge, creation of a security interest, or otherwise, other than by a transfer by the Executive’s will or by the laws of descent and distribution and, in the event of any attempted assignment or transfer contrary to this Section 11(c), the Company will have no liability to pay any amount so attempted to be assigned, transferred or delegated.

12.  Notices. For all purposes of this Agreement, all communications, including without limitation notices, consents, requests or approvals, required or permitted to be given hereunder will be in writing and will be deemed to have been duly given when hand delivered or dispatched by electronic facsimile transmission (with receipt thereof orally confirmed), or five (5) business days after having been mailed by United States registered or certified mail, return receipt requested, postage prepaid, or three business days after having been sent by a nationally recognized overnight courier service such as FedEx or UPS, addressed to the Company (to the attention of the Secretary of the Company) at its principal executive office and to the Executive at his principal residence, or to such other address as any party may have furnished to the other in writing and in accordance herewith, except that notices of changes of address will be effective only upon receipt.

13.  Section 409A.

(a)        Interpretation. Notwithstanding the other provisions hereof, this Agreement is intended to comply with the requirements of section 409A of the Code and the regulations and guidance promulgated thereunder (“Section 409A”), to the extent applicable, and this Agreement shall be interpreted to avoid any penalty sanctions under Section 409A. Accordingly, all provisions herein, or incorporated by reference, shall be construed and interpreted to comply with Section 409A and, if necessary, any such provision shall be deemed amended to comply with Section 409A. If any payment or benefit cannot be provided or made at the time specified herein without incurring sanctions under Section 409A, then such benefit or payment shall be provided in full at the earliest time thereafter when such sanctions will not be imposed. Any amount payable under this Agreement that constitutes deferred compensation subject to Section 409A shall be paid at the time provided under this Agreement or such other time as permitted under Section 409A. No interest will be payable with respect to any amount paid within a time period permitted by, or delayed because of, Section 409A. All payments to be made upon a termination of employment under this Agreement that are deferred compensation may only be made upon a “separation from service” under section 409A of the Code. For purposes of Section 409A, each payment made under this Agreement shall be treated as a separate payment. In no event may Executive, directly or indirectly, designate the calendar year of payment of benefits or payments under this Agreement.

Execution Version

(b)   Payment Delay. To the maximum extent permitted under Section 409A, the severance benefits payable under this Agreement are intended to comply with the “short-term deferral exception” under Treas. Reg. §1.409A-1(b)(4), and any remaining amount is intended to comply with the “separation pay exception” under Treas. Reg. §1.409A-1(b)(9)(iii); provided, however, any amount payable to Executive during the six (6) month period following Executive’s Termination Date that does not qualify within either of the foregoing exceptions and constitutes deferred compensation subject to the requirements of Section 409A, then such amount shall hereinafter be referred to as the “Excess Amount.” If at the time of Executive’s separation from service, the Company’s (or any entity required to be aggregated with the Company under Section 409A) stock is publicly-traded on an established securities market or otherwise and Executive is a “specified employee” (as defined in Section 409A and determined in the sole discretion of the Company (or any successor thereto) in accordance with the Company’s (or any successor thereto) “specified employee” determination policy, then the Company shall postpone the commencement of the payment of the portion of the Excess Amount that is payable within the six (6) month period following Executive’s Termination Date with the Company (or any successor thereto) for six (6) months following Executive’s Termination Date with the Company (or any successor thereto). The delayed Excess Amount shall be paid in a lump sum to Executive within ten (10) days following the date that is six (6) months following Executive’s Termination Date with the Company (or any successor thereto). If Executive dies during such six (6) month period and prior to the payment of the portion of the Excess Amount that is required to be delayed on account of Section 409A, such Excess Amount shall be paid to the personal representative of Executive’s estate within sixty (60) days after Executive’s death.

(c)    Reimbursements. All reimbursements provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the taxable year following the year in which the expense is incurred, and (iv) the right to reimbursement is not subject to liquidation or exchange for another benefit. Any tax gross up payments to be made hereunder shall be made not later than the end of Executive’s taxable year next following Executive’s taxable year in which the related taxes are remitted to the taxing authority.

Execution Version

14.  Governing Law. The validity, interpretation, construction and performance of this Agreement will be governed by and construed in accordance with the substantive laws of the State of Washington, without giving effect to the principles of conflict of laws of such State.

15.  Validity. If any provision of this Agreement or the application of any provision hereof to any person or circumstances is held invalid, unenforceable or otherwise illegal, the remainder of this Agreement and the application of such provision to any other person or circumstances will not be affected, and the provision so held to be invalid, unenforceable or otherwise illegal will be reformed to the extent (and only to the extent) necessary to make it enforceable, valid or legal.

16.  Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by the Executive and the Company, or by determination of a Court of competent jurisdiction. No waiver by either party hereto at any time of any breach by the other party hereto or compliance with any condition or provision of this Agreement to be performed by such other party will be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. References to Sections are to references to Sections of this Agreement. Any reference in this Agreement to a provision of a statute, rule or regulation will also include any successor provision thereto.

17.  Board Membership. Only upon the termination of Executive’s employment for death, Cause or Disability, Executive agrees to resign from the Board (and all other positions held at the Company and its affiliates), and Executive, at the Board’s request, will execute any documents necessary to reflect his resignation.

18.  Indemnification and D&O Insurance. Executive will be provided indemnification to the maximum extent permitted by the Company’s and its subsidiaries’ and affiliates’ Articles of Incorporation or Bylaws, including, if applicable, any directors and officers insurance policies, with such indemnification to be on terms determined by the Board or any of its committees, but on terms no less favorable than provided to any other Company executive officer or director and subject to the terms of any separate written indemnification agreement.

19.  Employee Benefits. Executive will be eligible to participate in the Company employee benefit plans, policies and arrangements that are applicable to other executive officers of the Company, as such plans, policies and arrangements may exist from time to time and on terms at least as favorable as provided to any other executive officer of the Company.

20.  No Duplication of Benefits. The benefits provided to Executive in this Agreement shall offset substantially similar benefits provided to Executive pursuant to another Company policy, plan or agreement.

Execution Version

21.  Survival. Notwithstanding any provision of this Agreement to the contrary, the parties’ respective rights and obligations under Sections 2 and 3, will survive any termination or expiration of this Agreement or the termination of the Executive’s employment for any reason whatsoever.

22.  Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original but all of which together will constitute one and the same agreement.

23.  Integration. This Agreement represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral, including, but not limited to, any matter relating to benefits receivable by Executive upon termination or resignation set forth in the Executive’s Offer Letter dated January 10, 2012, relating to Executive’s promotion to Chief Business Officer (“Offer Letter”) and the At-Will Employment Agreement between the Executive and the Company dated September 30, 2009 (“At-Will Employment Agreement,” and together with the Offer Letter, the “Employment Agreement”). The Employment Agreement shall continue in full force and effect with respect to subject matter not expressly addressed by this Agreement. This Agreement may be modified only by agreement of the parties by a written instrument executed by the parties that is designated as an amendment to this Agreement.

(Signatures follow on next page)

Execution Version

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

BLUE MARBLE ENERGY CORPORATION

By:	/s/ James Stephens

Name:	James Stephens

Title:	Co-CEO and CSO

EXECUTIVE

By:	/s/ Colby A. Underwood

Name:	Colby A. Underwood

Execution Version

Annex A

RELEASE OF CLAIMS

This RELEASE OF CLAIMS (“Agreement”) is made by and between Blue Marble Energy Corporation (“Blue Marble”) and Colby A. Underwood.

WHEREAS, you have agreed to enter into a release of claims in favor of Blue Marble upon certain events specified in the Chief Executive Officer Employment Severance Benefits Agreement by and between Blue Marble and you in consideration of receiving benefits set forth in the Chief Executive Officer Employment Severance Benefits Agreement;

NOW, THEREFORE, in consideration of the mutual promises made herein, Blue Marble and you agree as follows:

1.      Termination Date. This means the last day of your employment with Blue Marble.

2.      Acknowledgement of Payment of Wages. You acknowledge and represent that, other than the consideration set forth in this Agreement, Blue Marble has paid or provided all salary, wages, bonuses, accrued but unused vacation/paid time off, premiums, leaves, housing allowances, relocation costs, interest, severance, outplacement costs, fees, reimbursable expenses, commissions, stock, stock options, vesting, and any and all other benefits and compensation due to you.

3.      Confidential Information. You hereby acknowledge that you are bound by all confidentiality agreements that you entered into with Blue Marble and/or any and all past and current parent, subsidiary, related, acquired and affiliated companies, predecessors and successors thereto (which agreements are incorporated herein by this reference), that as a result of your employment you have had access to the Confidential Information (as defined in such agreement(s)), that you will hold all such Confidential Information in strictest confidence and that you may not make any use of such Confidential Information on behalf of any third party. You further confirm that within five business days following the Termination Date you will deliver to Blue Marble all documents and data of any nature containing or pertaining to such Confidential Information and that you will not take with you any such documents or data or any reproduction thereof.

4.      Release and Waiver of All Claims. To the greatest extent permitted by applicable law, you waive any limitation on this release under Washington state law which provides that a general release does not extend to claims which a person does not know or suspect to exist in his favor at the time of executing the release which, if known, must have materially affected his/her decision to grant the release. In consideration of the benefits provided in this Agreement, you release Blue Marble, and any and all past, current and future parent, subsidiary, related and affiliated companies, predecessors and successors thereto, as well as their officers, directors, shareholders, agents, employees, affiliates, representatives, attorneys, insurers, successors and assigns (collectively, the “Blue Marble Related Parties”), from any and all claims, liabilities, damages or causes of action whatsoever, whether known or unknown, which exist, or may in the future exist, arising from or relating to any events, acts or omissions of Blue Marble or the Blue Marble Related Parties on or before the date that you sign this Agreement, other than those rights which as a matter of law cannot be waived. You understand and acknowledge that this release includes, but is not limited to any claim for reinstatement, re-employment, damages, attorney fees, stock options, bonuses or additional compensation in any form, and any claim, including but not limited to those arising under tort, contract and local, state or federal statute, including but not limited to Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Post Civil War Civil Rights Act (42 U.S.C. 1981-88), the Equal Pay Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Vietnam Era Veterans Readjustment Assistance Act, the Fair Labor Standards Act, the Family Medical Leave Act of 1993, the Uniformed Services Employment and Re-employment Rights Act, the Employee Retirement Income Security Act of 1974, and the civil rights, employment, and labor laws of any state and any regulation under such authorities relating to your employment or association with Blue Marble or the termination of that relationship. You also acknowledge that you are waiving and releasing any rights you may have under the Age Discrimination in Employment Act (ADEA) and that this waiver and release is knowing and voluntary. You acknowledge that (1) you have been, and hereby are, advised in writing to consult with an attorney prior to executing this Agreement; (2) as consideration for executing this Agreement, you have received additional benefits and compensation of value to which you would otherwise not be entitled, and (3) by signing this Agreement, you will not waive rights or claims under the Act which may arise after the execution of this Agreement; and (4) you have twenty-one (21) calendar days within which to consider this Agreement and in the event you sign the Agreement prior to 21 days, you do so voluntarily. Once you have accepted the terms of this Agreement, you will have an additional seven (7) calendar days in which to revoke such acceptance. To revoke, you must send a written statement of revocation to the Human Resources Manager. If you revoke within seven (7) days, you will receive no benefits under this Agreement. In the event you do not exercise your right to revoke this Agreement, the Agreement shall become effective on the date immediately following the seven-day (7) waiting period described above.

Execution Version

This release does not waive any rights you may have under any directors and officers insurance or indemnity provision, agreement or policy in effect as of the Termination Date, nor does it affect vested rights you may have under any equity-based compensation plan, retirement plan, 401(k) plan or other benefits plan.

5.      No Pending or Future Lawsuits. You represent that you have no lawsuits, claims, or actions pending in your name or on behalf of any other person or entity, against Blue Marble or any other person or entity referred to herein. You also represent that you do not intend to bring any claims on your own behalf or on behalf of any other person or entity against Blue Marble or any other person or entity referred to herein other than for noncompliance with this Agreement.

6.      Resignation from Board. You agree that you will offer your resignation from the Board of Directors effective upon your Termination Date but only if your employment was terminated for death, Cause or Disability. The Board may accept or reject your offer of resignation within its sole and absolute discretion.

7.      Mutual Non-Disparagement. The Board and the Executive agree that neither will, whether orally or in writing, make any disparaging statements or comments against the other, either as fact or as opinion, including any negative comments about Blue Marble or its products and services, business, technologies, market position, agents, representatives, directors, officers, shareholders, attorneys, employees, vendors, affiliates, successors or assigns, or any person acting by, through, under or in concert with any of them. However, nothing in this part shall prevent the Board or Executive from testifying truthfully under oath in an official administrative, investigatory, or court proceeding.

Execution Version

8.      Additional Terms.

A.     Legal and Equitable Remedies. You agree that Blue Marble shall have the right to enforce this Agreement and any of its provisions by injunction, specific performance or other equitable relief without prejudice to any other rights or remedies Blue Marble may have at law or in equity for breach of this Agreement.

B.     Attorney’s Fees. If any action at law or in equity is brought to enforce the material terms of this Agreement, the prevailing party shall be entitled to recover from the other party its reasonable attorneys’ fees, costs and expenses at trial or arbitration and any appeal therefrom, in addition to any other relief to which such prevailing party may be entitled.

C.     Non-Disclosure. You agree to keep the contents, terms and conditions of this Agreement confidential; provided, however that you may disclose this Agreement with your spouse, attorneys, and accountants, or pursuant to subpoena or court order. Any breach of this nondisclosure paragraph is a material breach of this Agreement.

D.     No Admission of Liability. This Agreement is not, and the parties shall not represent or construe this Agreement, as an admission or evidence of any wrongdoing or liability on the part of Blue Marble, its officers, shareholders, directors, employees, subsidiaries, affiliates, divisions, successors or assigns. Neither party shall attempt to admit this Agreement into evidence for any purpose in any proceeding except in a proceeding to construe or enforce the terms of this Agreement.

E.     Entire Agreement. This Agreement along with the Employment Agreement, the Intellectual Property and Confidentiality Agreement, and your written equity award agreements with Blue Marble, constitutes the entire agreement between you and Blue Marble with respect to your separation from Blue Marble and supersedes all prior negotiations and agreements, whether written or oral, relating to its subject matter.

F.     Modification/Successors. This Agreement may not be altered, amended, modified, or otherwise changed in any respect except by another written agreement that specifically refers to this Agreement, and that is duly executed by you and an authorized representative of Blue Marble, or by way of written order by a court of competent jurisdiction. This Agreement shall be binding upon your heirs, executors, administrators and other legal representatives and may be assigned and enforced by Blue Marble, its successors and assigns.

G.     Severability. The provisions of this Agreement are severable. If any provision of this Agreement or its application is held invalid, the invalidity shall not affect other obligations, provisions, or applications of this Agreement that can be given effect without the invalid obligations, provisions, or applications.

Execution Version

H.      Waiver. The failure of either party to demand strict performance of any provision of this Agreement shall not constitute a waiver of any provision, term, covenant, or condition of this agreement or of the right to demand strict performance in the future.

I.         Governing Law and Jurisdiction. This Agreement shall be interpreted and enforced in accordance with the laws of the State of Washington. The exclusive jurisdiction for any action to interpret or enforce this Agreement shall be the State of Washington.

J.        Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and same instrument.

K.      Voluntary Execution of Agreement. This Agreement is executed voluntarily and without any duress or undue influence on the part of the Parties hereto, with the full intent of releasing all claims. You acknowledge that:

a.       You have read this Agreement;

b.       You understand the terms and consequences of this Agreement and the releases it contains;

c.       You have been advised to consult with an attorney prior to executing this Agreement

d.       You knowingly and voluntarily agree to all the terms in this Agreement; and

e.       You knowingly and voluntarily intend to be bound by this Agreement.

Sign:

Dated:

Blue Marble Energy Corporation

By:

Its:

Dated: